UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UNILIFE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34540	27-1049354
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Cross Farm Lane, York, Pennsylvania	17406
(Address of Principal Executive Offices)	(Zip Code)

Alan Shortall, Chairman & Chief Executive Officer – (717) 384-3400

(Name and telephone number, including area code, of the person to contact in connection with This report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction.

This Form SD of Unilife Corporation is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period from January 1, 2014 to December 31, 2014. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Unilife Corporation has a Conflict Minerals program which is incorporated into our overall corporate compliance program. Throughout this report, “Unilife”, “we”, “us” or “our” means Unilife Corporation and its subsidiaries and their predecessors.

As part of that program, in May 2014 our Board of Directors formally adopted the following policy with respect to Conflict Minerals:

In August 2012, in an effort to reduce trade in certain minerals and metals that have been used to finance or benefit armed groups committing violent acts in the Democratic Republic of the Congo, the U.S. Securities & Exchange Commission (SEC) adopted a final rule requiring all publicly traded companies to disclose and report on the presence of specific “conflict minerals” in products they manufacture or contract to manufacture. (A copy of the rule can be found at http://www.gpo.gov/fdsys/pkg/FR-2012-09-12/pdf/2012-21153.pdf.) Under this rule, conflict minerals are defined as tantalum, tin, tungsten, and gold.

Unilife Corporation and its subsidiaries (“Unilife”) are committed to full compliance with the SEC’s Conflict Minerals rule and the ethical sourcing of all of our products. Our goal is to work within our suppliers to determine that all products we manufacture or contract to manufacture are “conflict free,” that is, that they either do not contain tin, tantalum, tungsten, or gold, or if they do, that these metals come from non-conflict sources, as identified in the SEC’s Conflict Minerals rule. While recognizing that the global supply chain tracing of these materials is complex, Unilife will continue to evaluate and improve its process for ensuring that its products are “conflict free.”

We conducted a review of the products we manufactured during 2014 for device sales to customers to determine whether any such products contain any Conflict Minerals. Unilife is a developer and manufacturer of injectable drug delivery systems. Our portfolio of proprietary technologies includes prefilled syringes with automatic needle retraction, drug reconstitution delivery systems, auto-injectors, wearable injectors, ocular delivery systems and novel systems. Each of these platforms can be customized to manufacture products to address specific customer, drug and patient requirements. Unilife purchases the materials and components for the products that we manufacture from third parties and Unilife does not control any mineral reserves. Thus, any Conflict Minerals that potentially could be present in any of our products would have originated solely from our purchases from such third parties.

As part of this review of purchases from third parties to determine the potential presence of Conflict Minerals, we:

•	worked with technical personnel from each of our business units to gather information necessary to determine whether any of our products potentially may contain Conflict Minerals;

•	examined records of purchases of materials and components used in the manufacture of our products during 2014, relying on data stored in our computerized data management system;

•	obtained information from third party suppliers regarding whether the materials and components that we purchased from them for the manufacture of our products contained any Conflict Minerals;

•	to the extent that any such materials and components obtained from third party suppliers contained any Conflict Minerals, obtained from such third party supplier, or their supplier, information regarding the country of origin for such Conflict Mineral; and

•	compiled the data into a master file so that we could examine each material we purchased in 2014 for metal content.

Reasonable Country of Origin Inquiry

Based on an analysis of the information we gathered, we identified five suppliers that provide components to us containing Conflict Minerals that we use in the manufacture of our products. Accordingly, we conducted a reasonable country of origin inquiry (RCOI), including obtaining written information from such suppliers or their suppliers on the country of origin of such components. All have confirmed that the applicable Conflict Minerals did not originate in any Covered Country.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Unilife Corporation

Date: May 29, 2015	By:	/s/ Alan D. Shortall
Alan D. Shortall
Chairman and Chief Executive Officer